Exhibit 99.1

Safe-T Group Reports 137% Increase in Third Quarter 2021 Revenues and 108% Growth in Third Quarter 2021 Gross Profit

Revenues Reached a Record High of $3.38 Million, Gross Profit Grew to $1.78 Million

HERZLIYA, Israel, November 30, 2021 - Safe-T Group Ltd. (Nasdaq, TASE: SFET) (“Safe-T” or the “Company”), a global provider of cyber-security and privacy solutions to consumers and enterprises, today announced record financial results for the three and nine-month periods ended September 30, 2021.

●	Revenues for the three-months ended September 30, 2021 reached a record high of $3,377,000, an increase of 137% compared to $1,426,000 reported in the three-month period ended September 30, 2020. Third quarter revenues exceeded the Company’s preliminary estimated revenues of $3.2 million.

●	Gross profit for the three-month period ended September 30, 2021 amounted to $1,783,000, an increase of 108% compared to $859,000 reported in the same period in 2020.

●	The Company’s cash and cash equivalents and short-term investments balances at the end of the quarter were $12,947,000, down from $19,304,000 reported at the end of the second quarter primarily due to a one-time cash payment of $3,700,000 related to the acquisition of CyberKick Ltd. (“CyberKick”).

Shachar Daniel, Chief Executive Officer of Safe-T, said, “We believe that the impressive financial results achieved in the third quarter of 2021 and through the first nine months of the year, reflect the successful execution of our aggressive growth strategy focused on bringing world-class cybersecurity and privacy technology to consumers and enterprises around the world. We are especially pleased by the performance of our consumer and enterprise privacy businesses which have significantly contributed to our growth as it gains sales traction in large geographic markets including the United States and Western Europe.”

Third Quarter of 2021 and Recent Business Developments:

●	Completed the acquisition of CyberKick, a provider of Software-as-a-Service (SaaS) security and privacy tools for consumers designed to reduce their vulnerability while they are online and prevent and defend against a wide spectrum of cyber threats;

●	The completion of the development of iShield™, an advanced cybersecurity product designed to help consumers as well as small and mid-sized businesses in detecting and defending against dangerous and malicious threats during online browsing activities;

●	The launch of a new enterprise data collection solution, enabling unlimited collection of online, public, web-based data aid in enterprise data analysis and decision making; and

●	Safe-T was named by Quadrant Knowledge Solutions as a 2021 emerging leader as part of its SPARK Matrix™ analysis of the global Zero Trust Network Security (ZTNS) market.

“Momentum in our business is accelerating and through our continued commitment to advance our cybersecurity and privacy offerings with improvements such as our data collection service and more recently, our anti-ransomware technology, we intend to further capitalize on the large global growth opportunities created by both the Work-from-Home and Work-from-Anywhere paradigms. As our financial results indicate, we are building a high growth company, with high gross margins. While the company is currently investing in its growth in the short term, over the coming quarters, we believe significant continued growth in revenues will produce higher gross profits needed to support operations. Our outlook for the remainder of 2021 and into early 2022 remains bullish, and we look forward to reporting on our continued progress,” concluded Mr. Daniel.

Financial Results for the Three Months Ended September 30, 2021:

●	Revenues in Q3.2021 amounted to $3,377,000 (Q3.2020: $1,426,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues following the completion of its acquisition on July 4, 2021.

●	Cost of revenues in Q3.2021 totaled $1,594,000 (Q3.2020: $567,000). The increase is mainly a result of growth in revenue in the enterprise privacy business which involves higher costs related to internet services providers, as well as the consolidation of CyberKick’s cost of revenues, mainly in traffic acquisition costs for 3rd parties’ products.

●	Research and development expenses in Q3.2021 totaled $1,388,000 (Q3.2020: $655,000). The increase is attributed to the consolidation of CyberKick’s research and development expenses, as well as to the Company’s salary costs and share-based compensation.

●	Sales and marketing expenses in Q3.2021 totaled $3,109,000 (Q3.2020: $1,114,000). The increase is primarily attributed to the consolidation of CyberKick’s sales and marketing expenses, primarily in its products advertising costs, as well as to the Company’s salary costs and share-based compensation.

●	General and administrative expenses in Q3.2021 totaled $1,827,000 (Q3.2020: $1,413,000). The increase is mainly due to higher professional fees, predominantly legal, in connection with intellectual property protection activities.

●	IFRS net loss in Q3.2021 totaled $3,723,000, or $0.12[1] basic loss per ordinary share (Q3.2020: net loss of $1,292,000, or $0.08[1] basic loss per ordinary share). The increase in IFRS net loss is a result of the items discussed above.

●	Non-IFRS net loss in Q3.2021 totaled $3,225,000, or $0.10[1] basic loss per ordinary share (Q3.2020: loss of $1,638,000, or $0.10[1] basic loss per ordinary share).

[1]	Adjusted retrospectively to reflect a 40:1 reverse share split of the Company’s ordinary shares, which became effective on October 15, 2021.

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below, on the Company’s net loss for the three and nine-month periods ended September 30, 2021, and 2020, and for the year ended December 31, 2020:

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2021	2020	2021	2020	2020

Net loss for the period	8,605	2,836	3,723	1,292	7,845
Issuance costs	-	156	-	-	156
Amortization and impairment of intangible assets and goodwill	983	1,636	425	330	3,781
Share-based compensation	1,401	349	835	309	742
Changes in fair value of Finance liabilities	(1,053)	(3,253)	(762)	(985)	(2,987)
Total adjustment	1,331	(1,112)	498	(346)	1,692
Non-IFRS net loss	7,274	3,948	3,225	1,638	6,153

Balance Sheet Highlights:

●	As of September 30, 2021, shareholders’ equity totaled $27,752,000, or approximately $0.93 per outstanding ADS as of September 30, 2021, compared to shareholders’ equity of $16,216,000 on December 31, 2020. The increase is mainly due to the February 2021 registered direct offering and warrants exercises, partially offset by the Company’s operating loss during the first nine months of 2021.

●	As of September 30, 2021, the Company’s cash and cash equivalents balance and short-term investments balance aggregated $12,947,000, compared to $11,017,000 on December 31, 2020.

Additional details on the Company’s financials, products and strategy will be available soon on the Company’s website here.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Third Quarter 2021 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer, and Mr. Shai Avnit, Chief Financial Officer, will host a conference call today, November 30, 2021, at 09:00 a.m. ET, to discuss the third quarter financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, November 30, 2021
Time:	09:00 a.m. Eastern time, 06:00 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1 809 406 247
International dial-in number:	1-201-689-8562
Conference ID:	13725024

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michael Glickman on behalf of Safe-T Group at 917-397-2272.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1512893&tp_key=d8f6453d78 and via the investor relations section of the Company’s website at https://www.safetgroup.com.

A replay of the conference call will be available after 11:30 a.m. Eastern time through December 30, 2021.

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13725024

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational access use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, its expectation to capitalize on the opportunities in the market such as Work-from-Home and Work-from-Anywhere paradigms, the expected demand for Safe-T’s products, the expected benefits of its strategy, expected future growth, commitment to advance cybersecurity and privacy offerings with improvements and the expansion in large geographic markets. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	September 30,		December 31,
	2021	2020	2020
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	6,899	13,841	11,017
Short-term investments	6,048	-	-
Trade receivables, net	1,069	676	645
Other receivables	660	839	897
Total current assets	14,676	15,356	12,559

Non-current assets:
Long-term restricted deposits	90	83	89
Long-term deposit	67	50	50
Property and equipment, net	127	169	144
Right of use assets	532	419	543
Goodwill	11,698	6,077	5,387
Intangible assets, net	7,441	3,845	4,201
Total non-current assets	19,955	10,643	10,414
Total assets	34,631	25,999	22,973

Liabilities and equity
Current liabilities:
Trade payables	683	179	274
Other payables	2,519	1,162	1,358
Contract liabilities	341	325	441
Contingent consideration	94	1,000	915
Derivative financial instruments	985	994	1,448
Short-term lease liabilities	371	196	298
Total current liabilities	4,993	3,856	4,734

Non-current liabilities:
Long-term contract liabilities	25	39	41
Long-term lease liabilities	273	276	365
Deferred tax liabilities	1,418	856	793
Long-term contingent consideration	-	-	684
Liability in respect of the Israeli Innovation Authority	170	131	140
Total non-current liabilities	1,886	1,302	2,023
Total liabilities	6,879	5,158	6,757

Equity:
Ordinary shares	-	-	-
Share premium	90,968	70,574	71,492
Other equity reserves	15,921	15,790	15,256
Accumulated deficit	(79,137)	(65,523)	(70,532)
Total equity	27,752	20,841	16,216
Total liabilities and equity	34,631	25,999	22,973

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	6,508	3,591	3,377	1,426	4,886
Cost of revenues	3,477	1,688	1,594	567	2,499
Gross profit	3,031	1,903	1,783	859	2,387

Research and development expenses	2,871	1,448	1,388	655	2,202
Sales and marketing expenses	5,539	2,895	3,109	1,114	4,215
General and administrative expenses	4,414	2,908	1,827	1,413	4,197
Impairment of goodwill	-	800	-	-	2,759
Contingent consideration measurement	(590)	430	(156)	-	345
Operating expenses	12,234	(8,481)	6,168	(3,182)	(13,718)

Operating loss	(9,203)	(6,578)	(4,385)	(2,323)	(11,331)

Finance income, net	445	3,558	585	969	3,240
Tax benefit	153	184	77	62	246
Net income (loss)	(8,605)	(2,836)	(3,723)	(1,292)	(7,845)

Basic loss per share*	(0.32)	(0.33)	(0.12)	(0.08)	(0.71)

Diluted loss per share*	(0.32)	(0.62)	(0.13)	(0.12)	(0.84)

*	Adjusted retrospectively to reflect a 40:1 reverse share split of our ordinary shares effective as October 15, 2021